UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETING

TO BE HELD ON APRIL 26th, 2024

SUMMARY VOTE STATEMENT SENT BY THE BOOKKEEPING AGENT

Sendas Distribuidora S.A. (“Company”) communicates to its shareholders and the market in general, according to article 45, 2nd paragraph, of CVM Resolution 81, of March 29, 2022, as amended ("CVM Resolution 81/22"), that it has received, from BTG Pactual Financial Services S.A. DTVM, financial institution providing the bookkeeping service of the shares issued by the Company, the SUMMARY VOTE STATEMENT OF THE BOOKKEEPING AGENT for the Annual and Extraordinary General Meeting (“AEGM”) to be held on April 26, 2024, at 11am, concerning the voting instructions contained in the Remote Voting Instrument received by bookkeeping agent, indicating the total number of approvals, rejections and abstentions for each of the subjects to be voted in the Annual (Annex 1) and Extraordinary (Annex 2) AEGM.

Furthermore, the Company warns that the attached summary vote statement sent by the bookkeeping agent does not include the remote voting instruments sent by shareholders directly to the Company, which will be included in the consolidated summary to be disclosed pursuant to article 48, 3rd paragraph of CVM Resolution 81/22 (which will include both distance voting instructions sent via service providers and those sent directly to the Company).

Rio de Janeiro (RJ, Brazil), April 22nd, 2024.

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Annex 1

Summary Vote Statement sent by The Bookkeeping Agent

Resolution 1

Examination, discussion and voting on the Company's Financial Statements containing the Explanatory Notes, accompanied by the Management Report and the respective Directors' Accounts, the Independent Auditors' Report and Opinion, the Audit Board's Opinion and the Summary Annual Report and Opinion of the Statutory Audit Committee, for the fiscal year ending December 31, 2023.

Resolution Vote	No. Of Shares
A – Approve	756,083,540
B – Reject	519,600
C – Abstain	121,409,023

Resolution 2

Allocation of net profit for the fiscal year ending December 31, 2023, in accordance with Management's Proposal.

Resolution Vote	No. Of Shares
A – Approve	878,012,148
B – Reject	0
C - Abstain	15

2/7

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Resolution 31

Ratification of the election of Mr. Enéas Cesar Pestana Neto as member of the Company's Board of Directors.

Resolution Vote	No. Of Shares
A – Approve	1,005
B – Reject	15
C – Abstain	2,570

Resolution 4

Setting the overall annual limit for the remuneration of the Company's managers for the fiscal year ending December 31, 2024, in accordance with Management's Proposal.

Resolution Vote	No. Of Shares
A – Approve	635,884,611
B – Reject	240,416,392
C – Abstain	1,711,160

1 Considering the re-submission on April 3, 2024 of the Remote Voting Instrument on matters to be deliberated at the Annual and Extraordinary General Meeting, the Company informs that the votes given by the shareholders related to item 3 of the agenda at the Annual General Meeting were considered invalid, pursuant to article 26, paragraph 6, II, of CVM Resolution 81/22, being presented in this Annex 1 for information purposes only.

3/7

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Resolution 5

Do you want to request the installation of the Fiscal Council, in accordance with article 161 of the Law n° 6,404/1976?

Deliberation included in the Remote Voting Instrument in compliance with the provisions of the sole paragraph of article 36 of the RCVM 81/22.

Resolution Vote	No. Of Shares
A – Approve	316,593,288
B – Reject	131,304,104
C – Abstain	430,114,771

Resolution 6

In the event of a second call for this AGM, the voting instructions contained in this Remote Voting Instrument may be also considered for holding the AGM on second call?

Resolution Vote	No. Of Shares
A – Approve	748,985,060
B – Reject	129,027,103
C – Abstain	0

4/7

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Resolution 7

Ratification of the election of Mr. Enéas Cesar Pestana Neto as an independent member of the Company's Board of Directors.

Resolution Vote	No. Of Shares
A – Approve	868,717,697
B – Reject	7,614,116
C – Abstain	1,676,760

5/7

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Annex 2

Summary Vote Statement sent by The Bookkeeping Agent

Resolution 1

Approval of the Company's Long-Term Incentive Plan via the Granting of the Right to Receive Company Shares, in accordance with Management's Proposal.

Resolution Vote	No. Of Shares
A – Approve	856,389,498
B – Reject	21,412,795
C – Abstain	0

Resolution 2

Approval (A) of the Executive Partner Program; and (B) of the global limit of a complementary nature of the remuneration of the Company's managers for fiscal years of 2024 to 2031 with the sole and exclusive purpose of authorizing the expenses related to the Executive Partner Program, in accordance with Management's Proposal.

Resolution Vote	No. Of Shares
A – Approve	659,862,016
B – Reject	217,940,277
C – Abstain	0

6/7

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Resolution 3

In the event of a second call for this EGM, the voting instructions contained in this Remote Voting Instrument may be also considered for holding the EGM on second call?

Resolution Vote	No. Of Shares
A – Approve	816,035,750
B – Reject	61,766,543
C – Abstain	0

7/7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2024

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.